Exhibit (a)(8)

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

November 15, 2011

Dear Stockholder:

We are pleased to inform you that on October 31, 2011, interclick, inc. (“interclick”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yahoo! Inc. (“Yahoo!”) and its wholly-owned subsidiary Innsbruck Acquisition Corp. (the “Purchaser”), pursuant to which the Purchaser has commenced a tender offer to purchase all outstanding shares of our common stock at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any required withholding taxes.

If successful, the tender offer will be followed by the merger of the Purchaser with and into interclick, with interclick continuing as the surviving corporation in the merger. In the merger, all of interclick’s outstanding shares, other than those owned by interclick, Yahoo!, the Purchaser or any other subsidiary of Yahoo!, will be converted into the right to received the same cash payment as in the tender offer.

The Board of Directors of interclick has unanimously determined that the transactions contemplated by the Merger Agreement, including the tender offer and the merger, are fair to and in the best interests of interclick and its stockholders, and approved and declared the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, advisable. Accordingly, the board of directors of interclick has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously recommended to interclick’s stockholders that they accept the tender offer and tender their shares of interclick common stock in the tender offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of interclick’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated November 15, 2011, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 13, 2011.

Sincerely,

/s/ Michael Brauser Michael Brauser Co-Chairman, interclick Board of Directors